GeoVax Labs, Inc.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

June 23, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	GeoVax Labs, Inc. Registration Statement on Form S-1 File No. 333-288085

Ladies and Gentlemen:

By letter dated June 20, 2025, and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GeoVax Labs, Inc., a Delaware corporation (the “Registrant”), requested that the effectiveness of the registration statement on Form S-1 (File No. 333-288085) filed with the U.S. Securities and Exchange Commission on June 16, 2025, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on Monday, June 23, 2025 or as soon thereafter as practicable.

We now hereby amend our request so that the registration statement instead becomes effective at 9:00 a.m. Eastern Time on Wednesday, June 25, 2025 or as soon thereafter as practicable. In this regard, the Registrant continues to be aware of its obligations under the Securities Act.

If you have any questions or comments, please contact me or if you prefer, you may contact our counsel, F. Reid Avett of Womble Bond Dickinson (US) LLP, by telephone at (202) 857-4425, or by email at reid.avett@wbd-us.com.

Very truly yours,

GeoVax Labs, Inc.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer